SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

       Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                        For the month of November, 2004.

                             COCA-COLA EMBONOR S.A.
                             -----------------------
                 (Translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                           ---------------------------
                    (Address of principal executive offices)


                       Indicate by check mark whether the
                          registrant files or will file
                       annual reports under cover of form
                                  20-F or 40-F:

                          Form 20-F x - Form 40-F ___

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                     Commission pursuant to Rule 12g 3-2(b)
                   under the Securities Exchange Act of 1934:

                                    Yes_ No x


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ITEM 1.   Filing of Information on Debt Account with the Superintendencia de
          Valores y Seguros.

          Complying with the rules of Bulletin number 995 of the Superintendencia de Valores y Seguros of Chile (the
          "Superintendencia"), the Registrant filed information with the Superintendencia on the Debt Account up to November 30, 2004, corresponding to the issuance on March 25, 1999, in New York of bonds of Coca Cola Embonor S.A. Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as
          Exhibit 99.1.

ITEM 2.      Exhibits

   Exhibit Number                        Description
   99.1             Translation of Information on Debt Account



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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             COCA-COLA EMBONOR S.A.
                             ----------------------
                                  (Registrant)


Date: December 6, 2004.                            By:  /s/ Roger Ford


                                                   Roger Ford
                                                   Chief Financial Officer